Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twentieth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The twentieth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 22, 2018 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 7, 2018. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Yin Zhaojun, a non-executive director of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Yang Mingsheng, chairman and an executive director of the Company, was on leave for business and authorized in writing Lin Dairen to act on his behalf, cast the votes and preside over the Meeting for him; Yuan Changqing and Liu Huimin, non-executive directors of the Company, were on leave for business and authorized in writing, respectively, Chang Tso Tung Stephen and Yin Zhaojun, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2017 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the Annual Financial Reports for the year ended December 31, 2017

After review and discussion, the Board approved the proposal, which includes the 2017 Annual Financial Statements prepared in accordance with PRC GAAP, the 2017 Financial Statements prepared in accordance with IFRS, the 2017 Report on Participating Insurance Products, the 2017 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2017 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2017 Annual Shareholders’ Meeting for approval. For details of changes in accounting estimates in the year of 2017, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2017

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on Nominating Mr. Yang Mingsheng as Candidate for Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Nominating Mr. Lin Dairen as Candidate for Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

6.	Proposal on Nominating Mr. Xu Hengping as Candidate for Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

7.	Proposal on Nominating Mr. Xu Haifeng as Candidate for Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

8.	Proposal on Nominating Mr. Yuan Changqing as Candidate for Non-executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

9.	Proposal on Nominating Mr. Liu Huimin as Candidate for Non-executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

10.	Proposal on Nominating Mr. Yin Zhaojun as Candidate for Non-executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

11.	Proposal on Nominating Mr. Su Hengxuan as Candidate for Non-executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

12.	Proposal on Nominating Mr. Chang Tso Tung Stephen as Candidate for Independent Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

13.	Proposal on Nominating Mr. Robinson Drake Pike as Candidate for Independent Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

14.	Proposal on Nominating Mr. Tang Xin as Candidate for Independent Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

15.	Proposal on Nominating Ms. Leung-Oi-Sie Elsie as Candidate for Independent Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

Please see notice and materials for the 2017 Annual Shareholders’ Meeting, which will be published separately, for the biographies of the above candidates, declaration by nominators of independent directors and statement by the candidates for independent directors.

16.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

17.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

18.	Proposal on the Report of the Board for the Year of 2017

The Board agreed to submit the report to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

19.	Proposal on the Report on the Performance of Committees of the Board in 2017

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

20.	Proposal on the Report on the Performance of Independent Directors of the Board in 2017

The Board agreed to submit the report to the 2017 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

21.	Proposal on the Profit Allocation for the Year of 2017

The Company must distribute the income from general equity instrument in the amount of RMB380 million as agreed in the Offering Circular relating to the Core Tier 2 Capital Securities issued by the Company in July 2015, and in accordance with the Company Law and other applicable laws of the People’s Republic of China and the AOA, must withhold 10% of the after-tax profit for the year ended December 31, 2017 as statutory reserves amounting to RMB3,217 million and general risk reserves amounting to RMB3,217 million, respectively. The Board will submit the proposal on the following matters to the 2017 Annual Shareholders’ Meeting for approval: after the allocation of RMB3,217 million (being 10% of its after-tax profit for 2017) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling approximately RMB11,306 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after-tax net profit of the Company for 2017 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

22.	Proposal on the Remunerations of the Auditor for 2017 and the Appointment of the Auditor for 2018

The Board agreed to pay a total amount of RMB55.68 million (inclusive of tax) as the remunerations of the auditor for 2017, and proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the US Form 20-F auditor of the Company for the year 2018, and Ernst & Young as the Hong Kong auditor of the Company for the year 2018. The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

23.	Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2017Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

24.	Proposal on the Report on Related Party Transactions of the Year of 2017 and the Implementation of Rules on the
Management	of the Related Party Transactions of the Company in 2017

The Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for review.

Voting result: 11 for, 0 against, with no abstention

25.	Proposal on Convening the 2017 Annual Shareholders’ Meeting

Notice of the 2017 Annual Shareholders’ Meeting will be published separately.

Voting result: 11 for, 0 against, with no abstention

26.	Proposal on Renewal of the Service Agreement for the Entrusted Management of the Telephone Sales Regional Center between the Company and China Life E-commerce Company Limited

This transaction constitutes a material related party transaction under the rules of the China Insurance Regulatory Commission. Affiliated directors, including Yang Mingsheng, Yuan Changqing, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

Commission File Number 001-31914

27.	Proposal on the 2017 Solvency Report of the Company

Voting result: 11 for, 0 against, with no abstention

28.	Proposal on 2017 Social Responsibility Report of the Company

Voting result: 11 for, 0 against, with no abstention

29.	Proposal on the Review of the Internal Audit Work of the Company for the Year of 2017

Voting result: 11 for, 0 against, with no abstention

30.	Proposal on the Audit Report on Related Party Transactions for the Year of 2017

Voting result: 11 for, 0 against, with no abstention

31.	Proposal on the 2017 Compliance Report of the Company

Voting result: 11 for, 0 against, with no abstention

32.	Proposal on the 2017 Assessment Report on Internal Control of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

33.	Proposal on the Report on 2017 Anti-Money Laundering Work Summary and Work Plan for 2018

Voting result: 11 for, 0 against, with no abstention

34.	Proposal on Risk Preference Statement of the Company for 2018

Voting result: 11 for, 0 against, with no abstention

Please see notice and materials for the 2017 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2017 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 22, 2018